UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, May 22, 2014 –The Board of Directors of Sociedad Quimica y Minera de Chile S.A. (SQM), which met today in an Ordinary Board Meeting, were informed about the law suit that the Economic Development Corporation (CORFO) filed against SQM Salar S.A. (SQMS) –and also against SQM, as guarantor and securing co-debtor for SQMS – and about the law suit that SQMS filed against CORFO. Both law suits involve the Leasing Contract that CORFO and SQMS signed on November 12, 1993 (CONTRACT) in relation to certain OMA Mining Deposits of CORFO which are constituted on part of the area of the Salar de Atacama in the Antofagasta Region (DEPOSITS). In addition the Directors of SQM were informed and agreed upon the following:

1.	Said two law suits were filed on Friday, May 16, 2014 in the presence of a “mixed” arbitrator – or arbitrator regarding the procedure and the law in terms of the ruling- who was appointed by the Santiago Arbitration and Mediation Center of the Santiago Chamber of Commerce and the law suits were reciprocally notified to the parties on May 19, 2014.

2.	The effective period of the CONTRACT runs from November 12, 1993 to December 31, 2030 and the latter, therefore, has been in force for more than 21 continuous and uninterrupted years without there ever being any legal or arbitral conflict between the parties or concerns that have not been immediately clarified by SQMS. During this period, SQMS has always provided to CORFO, every three calendar months, the respective “payments and it has also fully paid CORFO the corresponding “quarterly lease payments”. SQMS has issued a total of 81 payments which have contained all necessary information to sustain each one of said payments and the consequent calculation and payment of the corresponding “quarterly payments”.

3.	Notwithstanding the above, SQM’s Board of Directors, in relation to CORFO’s lawsuit, were informed about the principal terms and modalities of the latter and by means of which CORFO is basically requesting that the Arbiter –i- declare that SQMS has not fully paid the quarterly payments in a timely manner that it had to pay to CORFO since the year 2009 thereinafter, and which amount to a total of US$8,940,829 plus the pertinent interests –ii- declare that SQMS has not fulfilled its obligation to conserve, maintain and replace the Measured Landmarks of the MINING DEPOSITS –iii- declare the early termination of the CONTRACT as a consequence of that set forth in paragraph –i- or, alternatively, that expressed in above paragraph –ii- -iv- declare that SQMS must pay a compensation to CORFO equivalent to the lease payment that CORFO must receive until December 31, 2030 – date of the conventional termination of the CONTRACT- -v- declare that SQMS must pay to CORFO, for concept of non-material damage, the amount equivalent to 30% of the material damages that are determined in the arbitration proceedings, and –vi- declare that SQMS must return the MINING DEPOSITS to CORFO with their permits paid. The law suit, alternatively, and in the case that the arbitrator rejects said request for early termination of the CONTRACT, partially reproduces the above and basically requests, and in that corresponding to the arbitrator, that he declare that SQMS must pay the amount of US$8,940,829 plus interests to CORFO, that SQMS must maintain and replace the Measured Landmarks of the DEPOSITS and that SQMS must pay to CORFO, for the concept of non-material damage, the amount equivalent to 30% of the material damages as determined in the trial.

4.	In addition, SQM’s Board of Directors, in relation to the lawsuit of SQMS, was informed in detail about the reason for which SQMS sustains that it does not owe any amount to CORFO pursuant to the CONTRACT, and, consequently, requests it to declare that the payments that SQMS delivered to CORFO and the payments made by SQMS to CORFO have fully complied with that set forth in the CONTRACT and the agreements made by the parties.To approve the salaries to be paid to the Directors of SQM S.A.

5.	The lawyers of SQMS and of SQM has informed them that the lawsuit of CORFO has no prospect for success since it is plainly contradictory to the uniform interpretation and application that the parties granted to the CONTRACT for more than 21 uninterrupted years, and that SQMS has fully complied with its obligation to protect the DEPOSITS and that the latter, as a result of the above, are currently totally in force and legally protected.

We notify the above to you as an essential fact pursuant to that established for this purpose in Articles 9 and 10, second paragraph, of Law N°18,045 and in the General Regulation N°30 of the Superintendence of Securities and Insurance.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 22, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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